2601 Olive Street 17th Floor

Dallas, TX 75201

+1.214.271.5777

November 28, 2023

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance Disclosure Review Program

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jennifer Gowetski and Andrew Mew

Re:	Microvast Holdings, Inc. (the “Company”) Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2022 Filed March 16, 2023 Response dated September 26, 2023 File No. 001-38826

Ladies and Gentlemen:

We are writing on behalf of the Company in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission set forth in the letter dated November 14, 2023 (the “Comment Letter”) with respect to Form SPDSCL-HFCAA-GOV filed on September 26, 2023.

The comment of the Staff is set forth below, followed by the Company’s response.

Form SPDSCL-HFCAA-GOV filed September 26, 2023

General

1.	We note your statement that you reviewed your register of shareholders and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and explain how you determined the absence of foreign government representation on your board. In addition, please tell us whether you relied upon any legal opinions or third-party certifications such as affidavits as the basis for your submission.

Response: In response to the Staff’s comment, the Company reviewed the business experiences of each of the Company’s directors, currently consisting of Yeelong Tan Balladon, Stephen A. Vogel, Yang Wu, Arthur Wong, Wei Ying and Yanzhuan Zheng, and found that none of these persons is a representative of any government entity in the People’s Republic of China (the “PRC”) or Hong Kong or, to the knowledge of the Company, is an official of the Chinese Communist Party. Additionally, based solely on the absence of a Schedule 13D or 13G filing by any such governmental entity and review of the Company’s register of shareholders, the Company determined that, to the Company’s knowledge, no person who beneficially owns more than five percent of the Company’s common stock is a representative of any government entity in the PRC or Hong Kong or an official of the Chinese Communist Party. The Company believes that its review of the material described above was sufficient to determine that the Company is not owned or controlled by a government entity in the PRC or Hong Kong.

The Company did not rely upon any legal opinions or third-party certifications such as affidavits as the basis for its submission.

SHEARMAN.COM

Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners.

*****

We hope that the forgoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at 214-271-5658 if there are any comments or questions concerning the foregoing or if I can be of assistance in any way.

Sincerely,

/s/ Alain Dermarkar
Alain Dermarkar

cc:	Bill Nelson, Shearman & Sterling LLP
Emily Leitch, Shearman & Sterling LLP